Exhibit 21.1

Subsidiaries of LegalZoom.com, Inc.

Name of Subsidiary	Jurisdiction of Organization
Legalinc Corporate Services Inc.	Delaware
LegalZoom Enterprise Initiatives, Inc.	Delaware
LegalZoom UK Holdings LTD	United Kingdom
Legalzoom.com Texas, LLC	Texas
Pulse Business LLC	Texas
LegalZoom Germany	Germany
9900 Spectrum	Texas
LegalZoom Financial Services	Delaware
United States Corporation Agents, Inc.	Nevada